SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 3) (1)

                       PICO Holdings, Inc.
             (successor to Citation Insurance Group)
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            693366106
                         (CUSIP Number)
                Philo Smith, 2950 Summer Street
         Stamford, Connecticut  06905    (203) 348-7365
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 20, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
____________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following pages)
                        Page 1 of 8 Pages

                          SCHEDULE 13D
CUSIP No. 693366106                             Page 2 of 8 Pages

1        Name Of Reporting Persons
         S.S. Or I.R.S. Identification No. Of Above Persons
               Philo Smith

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               AF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               United States citizen

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               None

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               IN

                          SCHEDULE 13D
CUSIP No. 693366106                             Page 3 of 8 Pages

1        Name Of Reporting Persons
         S.S. Or I.R.S. Identification No. Of Above Persons
               PSCO Partners Limited Partnership Two

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               None

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               PN

                          SCHEDULE 13D
CUSIP No. 693366106                             Page 4 of 8 Pages

1        Name Of Reporting Persons
         S.S. Or I.R.S. Identification No. Of Above Persons
               PSCO Fund Limited

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Bermuda

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               None

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               IV

                          SCHEDULE 13D
CUSIP No. 693366106                             Page 5 of 8 Pages

1        Name Of Reporting Persons
         S.S. Or I.R.S. Identification No. Of Above Persons
               Philo Smith Capital Corporation

2        Check The Appropriate Box If A Member Of A Group
               (a)  [ ]
               (b)  [X]

_________________________________________________________________

3        SEC USE ONLY

_________________________________________________________________

4        Source Of Funds
               AF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)
               [ ]

6        Citizenship Or Place Of Organization
               Connecticut

7        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Voting Power
               None

8        Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Voting Power
               None

9        Number Of Shares Beneficially Owned By Each Reporting
         Person With Sole Dispositive Power
               None

10       Number Of Shares Beneficially Owned By Each Reporting
         Person With Shared Dispositive Power
               None

11       Aggregate Amount Beneficially Owned By Each Reporting
         Person
               None

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares
               [ ]

13       Percent Of Class Represented By Amount In Row (11)


14       Type Of Reporting Person
               CO

     This Amendment No. 3 to Schedule 13D, filed with respect to the Common Stock of PICO Holdings, Inc. ("PICO Holdings"), amends the following items of the original Schedule, as previously amended.

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 3 to Schedule 13D is filed with respect to the Common Stock of PICO Holdings, 13515 Yarmouth Drive N.W., Pickerington, Ohio 43147-9257, the successor to Citation Insurance Group ("Citation") pursuant to an acquisition of Citation by Physicians Insurance Company of Ohio, which became effective on November 20, 1996. As part of the transaction, the post-acquisition company changed its name to PICO Holdings, Inc.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Each of PSCO Partners Two and PSCO Fund Limited has sold all of the shares of PICO Holdings Common Stock owned by it.

          In the past sixty days, PSCO Partners Two has effected the following transactions in the Common Stock of PICO
          Holdings, each a sale through a normal brokerage transaction in the over-the-counter market:

          TRADE DATE          NUMBER OF SHARES         PRICE

          12/03/96                   30,000             3.6875
          12/04/96                   15,000             3.625
          12/05/96                   12,800             3.495
          12/16/96                    5,000             3.8125
          12/17/96                   15,000             3.9375
          12/18/96                    7,878             4.0625

          In the past sixty days, PSCO Fund Limited has effected the following transactions in the Common Stock of PICO Holdings, each a sale through a normal brokerage transaction in the over-the-counter market:




                        Page 6 of 8 Pages

          TRADE DATE          NUMBER OF SHARES         PRICE

           12/17/96                 15,000              3.875
           12/18/96                 20,500              4.015
           12/18/96                 12,122              4.15625
           12/19/96                 15,000              4.25
           12/19/96                 30,000              4.3020
           12/20/96                 25,000              4.25
           12/31/96                 11,500              3.875
            1/02/97                  4,000              3.875
            1/06/97                  2,500              3.875
            1/08/97                  3,000              3.875
            1/10/97                 20,000              3.875
            1/28/97                 66,757              4.375

          As a result of the acquisition of Citation described in
          Item 1, through which the outstanding shares of Common Stock increased from 6.38 million to 32.47 million, each of Philo Smith and Philo Smith Capital Corporation ceased to be the beneficial owner of more than five percent of the Common Stock.




                        Page 7 of 8 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 29th day of January, 1997.



                              /s/ Philo Smith
                              Philo Smith


                              PSCO PARTNERS LIMITED PARTNERSHIP
                              TWO


                              By:  /s/ Philo Smith
                                   Philo Smith, President of
                                   Philo Smith Capital
                                   Corporation, General Partner


                              PSCO FUND LIMITED


                              By:  /s/ Philo Smith
                                   Philo Smith, General Manager



                              PHILO SMITH CAPITAL CORPORATION


                              By:  /s/ Philo Smith
                                   Philo Smith, President




                        Page 8 of 8 Pages